

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 1, 2008

Michael S. Gross
Chief Executive Officer
GSL Holdings, Inc.
500 Park Avenue, 5th Floor
New York, New York 10022

      Re: GSL Holdings, Inc.
             Amendment No. 2 to Registration Statement on Form F-4
             Filed June 24, 2008
             File No. 333-150309

Dear Mr. Gross:

      We have reviewed your responses to the comments in our letter dated June 17, 2008 and have the following additional comments.

General

1.   Following up on our telephone conversation of June 30, 2008 with counsel, please provide us with a more complete analysis regarding Mr. Gross's 10b5-1 plan and the application of the tender offer rules to the plan.

2.   Refer to your disclosure relating to Mr. Gross's 10b5-1 plan. Please revise your disclosure in all applicable sections to describe its purposes and terms more completely, including (i) the name of the broker, (ii) the starting and ending dates for the plan, (iii) the source of Mr. Gross's funds to acquire the shares and, if appropriate, the collateral to, and repayment plan for, any loan received by Mr. Gross this purpose, (iv) the number of shares purchased under the plan and (v) the prices at which those shares were purchased. In addition, in an appropriate location of your document, disclose the effects resulting from the shares purchased under the plan on the number of shares held by public shareholders and insiders, and the effect on the number of shares that could block the transaction from being approved.

GSL Holdings, Inc. Summary Financial Information, page 15

3. We note from your response to our prior comment 1 that you have revised to include a separate section with GSL Holdings, Inc. summary pro forma financial information. However, we note that footnote (1) does not accurately reflect the nature of the pro forma revenue as it appears to imply the revenue is based on historical amounts, when in fact the pro forma amount is based on adjustments to Global Ship Lease's historical revenue. Please revise to refer to adjustment M, N and O on page 100-101 for description of how the pro forma revenue is determined. Also, footnote (2) to the pro forma financial information is not applicable to GSL Holdings, Inc. pro forma financial information, due to the fact that the pro forma amounts do not represent actual predecessor group costs and <u>do</u> take into consideration expenses that will be incurred when GSL Holdings is an independent public company. Additionally, footnote (4) is not applicable as there are no amounts presented in the pro forma financial information that will not be assumed by GSL Holdings. Please revise accordingly.

<u>Unaudited Pro Forma Combined Income Statements, page 95 and 96</u>

<u>Notes to Pro Forma Combined Income Statement</u>

<u>Adjustment (T), page 104</u>

4. We note from your response to our prior comment 5 that you have included an amount for the expected grants of equity awards as part of the pro forma general and administrative expense adjustment. Please explain to us how you calculated or determined that a fair value of $7.50 per share would be the appropriate fair value to use for the restricted stock issued.

5. We note from your response to our prior comment 11 that you have revised Note T to disclose why you believe that the amounts for director's fees and expenses and salaries and benefits are factually supportable. However, we do not believe that your revised disclosure adequately responds to our prior comment. Please revise your discussion in Note T to disclose the basis for your estimate of cash compensation and other benefits with respect to other officers and employees (e.g., based on review of peer companies, Global Ship Lease historical amounts, etc.).

<u>Audited Financial Statements of Marathon Acquisition Corp.</u>

Note 2. Summary of Significant Accounting Policies

(c) Interest Attributable to Common Stock Subject to Possible Conversion

6.   We note from your response to our prior comment 16 that you have revised your disclosure in Note 2 to discuss the nature of the income statement line item "interest attributable to common stock subject to possible conversion." However, we do not believe that your revised disclosure clearly explains how the amount on the income statement is calculated or determined. Please revise accordingly. Also, please include disclosure of why there is no amount recorded for the year ended December 31, 2006.   .

Other

7.   Please revise Marathon Acquisition Corporation's Proxy Statement as filed on Schedule 14A to comply with the above comments.

8.   Please include currently dated consents of your independent registered accountants in any future amendments to your Form F-4 registration statement.

9.   Please consider the financial statement updating requirements outlined in Item 8.A of Form 20-F.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 455-2502
        Edward Chung, Esq.
        Simpson Thacher & Bartlett LLP